SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )1

Natuzzi SpA

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63905A101

(CUSIP Number)

10/09/2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 610,293
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 610,293

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) >.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

1	NAME OF REPORTING PERSONS DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 612,493
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 612,493

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Natuzzi SpA

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Via Iazzitiello 47, Santeramo, Italy, L6 70029

Item 2(a).	Name of Person Filing:

This statement is filed by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”) and David L. Kanen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

KWM is the general partner of Philotimo. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares (as defined below) owned by Philotimo and Mr. Kanen may be deemed to beneficially own the Shares (as defined below) owned by each of Philotimo and KWM.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of each of Philotimo, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076

Item 2(c).	Citizenship:

Philotimo is organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

American Depositary Shares (the “Shares”), each representing five Ordinary Shares, with a par value of €1.00 per share*.

*Not for trading, but only in connection with registration of American Depositary Shares

Item 2(e).	CUSIP Number:

63905A101

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on October 16th, 2020

Philotimo

(a)	Amount beneficially owned:

610,293

(b)	Percent of class:

5.6% (based upon 54,853,045 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of December 31st, 2020 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June, 16th 2020. Note that each of the Shares represents five (5) Ordinary Shares.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

610,293 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

610,293 Shares

KWM

(a)	Amount beneficially owned:

2,200

(b)	Percent of class:

>0.1% (based upon 54,853,045 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of December 31st, 2020 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June, 16th 2020. Note that each of the Shares represents five (5) Ordinary Shares.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,200 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,200 Shares

Mr. Kanen

(a)	Amount beneficially owned:

612,493

(b)	Percent of class:

5.6% (based upon 54,853,045 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of December 31st, 2020 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June, 16th 2020. Note that each of the Shares represents five (5) Ordinary Shares.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

612,493

(iii)	Sole power to dispose or to direct the disposition of

16,419

(iv)	Shared power to dispose or to direct the disposition of

612,493

KWM is the general partner of Philotimo. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares owned by Philotimo and Mr. Kanen may be deemed to beneficially own the owned by each of Philotimo and KWM.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 10/19/2020	KANEN WEALTH MANAGEMENT, LLC

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

PHILOTIMO FUND, LP
By: Kanen Wealth Management, LLC
its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN